EXHIBIT 8.1

List of Consolidated Entities of E-Commerce China Dangdang Inc.*

	Jurisdiction of	Relationship with the
Name	incorporation	registrant

Beijing Dangdang Information Technology Co., Ltd.	PRC	Wholly-owned subsidiary

Wuxi Dangdang Information Technology Co., Ltd.	PRC	Subsidiary 99% owned by Beijing Dangdang Information Technology Co., Ltd. and 1% owned by Peggy Yu Yu and Guoqing Li through Beijing Dangdang Kewen E-Commerce Co., Ltd.

Beijing Dangdang Kewen E-Commerce Co., Ltd.	PRC	Variable interest entity

Wuxi Dangdang Kewen E-Commerce Co., Ltd.	PRC	Variable interest entity

Dangdang Information Technology (Tianjin) Co., Ltd.	PRC	Subsidiary 99% owned by Beijing Dangdang Information Technology Co., Ltd. and 1% owned by Peggy Yu Yu and Guoqing Li through Beijing Dangdang Kewen E-Commerce Co., Ltd.

*	Other consolidated entities of E-Commerce China Dangdang Inc. have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary.